VIA EDGAR

December 6, 2023

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:

William Schroeder

Michael Volley

Re:	Goosehead Insurance, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 File No. 001-38466

Dear Mr. Schroeder and Mr. Volley:

On behalf of Goosehead Insurance, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated October 25, 2023, issued in response to the Company’s letter dated October 13, 2023 in response to the Staff’s initial comment letter dated September 18, 2023, all relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K filed February 27, 2023

Company Overview, page 5

1.	Please refer to prior comment 1. We note you state in your response that it is difficult to determine exact profitability of each agent network (i.e., corporate vs. franchise). We also note in your June 30, 2023 earnings conference call you state that, “As we continue to launch more corporate agents into franchises, this creates a near-term trade-off on revenue growth because of the differences in revenue recognition but significantly benefits longer-term revenue and profitability as the productive life of the agent increases and they duplicate themselves through producer hiring.” Please clarify the meaning of this statement for us specific to the reference to the longer-term profitability of an agent. Also, to the extent that there are material differences in the longer-term profitability or margin in an agent network (i.e., corporate vs. franchise), please revise your business section in future filings to discuss this.

Response

The Company respectfully acknowledges the Staff’s comment and further clarifies the referenced statements as follows. The Company is organized such that it operates and supports both corporate sales and franchise sales distribution networks within the same organizational structure. As such, Company resources are shared to support both networks, including, for example, service agents, training/licensing operations, and support functions. Management reviews financial results on a consolidated basis, as the Company does not allocate costs between the networks.

The Company notes that the comment from the June 30, 2023 earnings conference call referenced by the Staff is in reference to the profitability of the franchise started by a corporate agent as compared to an individual corporate agent and relates to two drivers of long-term revenue and profitability that differ between the two. First, the Company tracks the average tenure of corporate agents and franchise agents and notes that the average tenure is longer for franchise agents, which results in incremental policies placed over the longer tenure. Second, and more importantly, as a successful corporate agent launches a franchise and then begins to hire, train, and support (at their expense) additional producers for their franchise, the volume of policies placed, and thus revenue and profit generated, by that franchise increases in comparison to the revenue and profit generated if that corporate agent remained an individual producer.

Prior to 2022, only six corporate agents had converted to franchise owners. Since 2022, the Company has begun to focus on conversion as a mutually-beneficial career path opportunity for corporate agents. Since 2022 through June 30, 2023, 25 corporate agents have become franchise owners, 14 having converted in 2023. These franchises had a combined 11 additional producers working for their agencies as of June 30, 2023. Furthermore, as of June 30, 2023, the Company had 1,344 operating franchises with a total of 2,069 producers; as such, the overall impact of these conversions has not had a significant impact on the Company’s revenues or profitability to date.

3. Revenues - Commissions and agency fees, page 79

2.	Please refer to prior comment 2. We note your disclosure on page 79 that you earn new and renewal commissions paid by insurance carriers for the binding of insurance coverage and that these commissions are earned at a point in time upon the effective date of bound insurance coverage, as no performance obligation exists after coverage is bound. We also note disclosure in the critical audit matter on page 69 related to management’s estimates to constrain renewal commissions. Please clarify for us if renewal commissions represent variable consideration, are included in the transaction price and are fully constrained and revise your accounting policy disclosure in future filings to more clearly state this, if true. If not true, please more clearly tell us how you determined that renewal commissions are a separate performance obligation, why you disclose that no performance obligations exist after coverage is bound, why renewal commissions are not variable consideration, and why they should not be included in the transaction price based on the guidance in ASC 606-10-05-4 and ASC 606-10-32-5. Please include the guidance you considered and the relevant terms of the contract(s) with insurance carriers in making your accounting determinations.

Response

The Company respectfully acknowledges the Staff’s comment and has included below a discussion of the considerations regarding the accounting treatment of commissions revenue and its accompanying disclosures. The discussion includes consideration of the following concepts that are fundamental to determining the accounting policy for the recognition of commissions revenue:

•	The Company’s customer is the individual consumer seeking insurance coverage (the insured)

•	The Company is an agent of its customer (the insured) with the performance obligation to arrange for the provision of the specified service (insurance coverage) by another party (the carrier) (ASC 606-10-55-38 and 55-317 through 55-319)

•	The contract with the customer is the Policy Binder (defined below)

•	The Company maintains contracts with insurance carriers, to facilitate the Company’s ability to perform its obligations as an agent of the insured (ASC 606-10-55-317 through 55-319)

•	Each term of a policy is a separate, distinct contract and contains contractual terms unique to that individual policy term (e.g., premiums, coverage limits, deductibles, and included/excluded coverages)

•	The first term of the initial policy for a given insurance product is referred to as a new business policy and recognized into revenue as a new business commission on the effective date of the new business policy

•	The second term of a policy for a given insurance product is referred to as a renewal policy and recognized into revenue as a renewal commission on the effective date of the renewal policy for that specific term

•	Each subsequent policy term for a given insurance product (even if the carrier providing the policy changes from term to term) is also referred to as a renewal policy and recognized into revenue as renewal commissions on the effective date of that specific term

•	Acceptance of a renewal policy is subject to the customer’s unilateral right to non-renew, the customer’s “renewal option” (ASC 606-10-25-4)

•	The renewal option does not provide the customer with a material right, as the renewal policy premium (and therefore the associated commission) reflects the standalone selling price of that policy as the premium is set at the time of each renewal term based on current market factors (ASC 606-10-5-43)

In consideration of ASC 606-10-05-4 step 1 and ASC 606-10-25-1, and in context of ASC 606-10-15-3, 55-38, 55-317 through 55-319, and paragraph BC186 of ASU 2104-09, the Company determined that, with regard to new and renewal commissions revenue, the insured is the Company’s customer and each policy term (typically one year or less) is a separate contract with its customer. Each renewal commission represents a separate policy with a separate policy term (typically one year or less) and are recognized in revenue on the effective date of each subsequent policy term, including if a policy is rewritten with a different carrier. As such, renewals represent a separate performance obligation, and therefore renewal commissions are not included in the transaction price of the initial term of the policy when new business commissions are recognized and therefore do not represent variable consideration. Additionally, the amount of consideration is fixed per the terms of the insurance policy. The Company includes an estimate of the consideration that will be foregone as a result of policy cancellations and policy modifications during that term of the policy within the transaction price. Based on historical experience, these estimates have greater variability from period to period for renewal policies as compared to new business policies. Therefore, renewal commissions are not constrained as part of the initial contract; they are constrained in the subsequent contracts to account for the variability in the estimate of foregone consideration from policy cancellations and modifications.

I.	Identifying the Customer

The Company’s business is premised on helping consumers identify the best insurance coverage for the best price. In support of that, the Company has created a unique insurance shopping experience wherein the Company has created a network of over 150 insurance carriers from which it can help consumers select and place insurance coverage. Given the Company is focused on serving the end consumer by helping them to procure and make effective a policy that best meets their needs, the Company views the consumer as its customer. The Company considered the following in making this determination:

a.	Go-to-market strategy: the Company targets consumers in need of insurance coverage as potential customers, and orients its website and other marketing materials to advertise its value proposition of having carefully curated a large network of insurance carriers and products, from which the Company will shop on the consumer’s behalf across that network to identify the best options for the consumer’s needs. As highlighted on the Company’s website, the Company vets carriers to ensure they meet the needs of their customers. The Company adds new carriers to the network to expand on a wide range of options to meet consumers’ needs. This vetting process, if successful, results in signing a carrier agreement that facilitates a more effective shopping experience through inclusion of the carrier in the Company’s proprietary comparison rater technology (discussed further in section c), and a more efficient binding process for the Company and its customers, as necessary administrative steps are already established with the relevant carrier.

b.	Carrier agreements:

o	The Company acts as an agent of the consumer to arrange for the provision of insurance coverage by an insurance carrier. As such, the insurance carrier fills the role of a supplier to insured.

o	The Company’s carrier agreements do not require the Company to meet quotas for placing a minimum number of policies, which is consistent with the Company’s policy to remain agnostic to carriers. Further, the carrier agreement does not provide the carrier with any enforceable rights and does not place any substantive performance obligations on the Company until the carrier has bound a policy and the insured agrees to the terms of the policy in a separate contract. Therefore, the carrier agreements on their own do not qualify as a stand-alone contract under the revenue accounting standards.

o	The carrier agreements do not contain any provisions that prevent or impede the Company’s ability to focus on meeting the consumer’s needs in selecting a policy by remaining agnostic to which carrier ultimately offers the policy to the consumer. Further, the Company has created a network of over 150 carriers that allows its agents to curate an insurance solution that best meets the consumer’s individual needs.

o	The carrier agreements specify that the carrier does not have the right to solicit the consumer except in relation to potential renewals of existing policies. In those policy renewals, the carrier does not possess the right legally or based on customary business practice to remove the Company as the consumer’s agent of record; only the consumer possesses the right to do so. Further, the Company owns the sole right to solicit its customers for other policies, products, and services, including following the cancellation or non-renewal of the policy and the termination of the carrier agreement.

o	In negotiations of carrier agreements, the Company is transparent with carriers that its business is focused on identifying the best policy for the end consumer and agnostic to the carrier selected. The carrier agreements are aligned to facilitate this focus and the Company’s ongoing business relationship with the carriers is maintained consistent with this. The lack of quotas for minimum policy placement in the carrier agreements is consistent with the Company’s policy to remain agnostic to carriers.

o	As the Company’s client service strategy is focused on assisting a consumer in assessing its insurance needs and placing a policy that best meets those needs, the Company’s activities under the carrier agreements are considered administrative in nature rather than services provided to the carriers.

c.	Shopping process and technology: the Company has developed a proprietary comparison rater technology that uses a single set of inputs about the consumer and their property coverage needs to quickly and automatically retrieve insurance quotes from multiple carriers, allowing for an output that is comparative in assessing coverage options and premium costs. The Company presents those options to the consumer and assists in selecting the policy that best meets their needs, including customizing specific aspects of the policy (deductibles, coverage limits, riders, endorsements, discounts, scheduled property, etc.) to best balance consumer needs and premium costs. The Company then manages the process of procuring and making effective that policy with the carrier.

d.	Contracts with consumers: As is customary industry practice, upon the placement of a policy, a Policy Binder is generated that serves as the contract with the customer. The initial Policy Binder includes the documented terms of coverage for the policy term (which includes the policy premium and a designation of the Company as the agent of record), a welcome letter thanking the consumer for selecting the Company as its agent, and a disclosure statement. The disclosure statement discloses that the Company will receive (1) an agency fee from the consumer, as applicable, and (2) “a commission for soliciting, negotiating, procuring, and making effective this insurance policy” (excerpt from the disclosure statement). In its capacity as agent of record, the Company is acting on behalf of the consumer to identify and place a policy that best meets the needs of the consumer in a way that is agnostic to the carrier offering the policy.

As is common industry practice, the amount of the commission is not disclosed in the Policy Binder as it is impacted by multiple rate factors, including the Company’s carrier agreements. However, the disclosure statement specifies that the commission is in addition to any applicable agency fee and that the premium payment includes a commission for the Company. For each subsequent policy term, a new Policy Binder is generated that specifies the terms of coverage for the policy term, outlines the policy premium, and designates the Company as the agent of record for the policy term.

As is customary business practice in the industry, for the initial policy term, the consumer approves the terms of the policy and the Company’s services performed as agent of record by signing the Policy Binder and paying the premium. For renewal policy terms, the customer approves them through payment of the renewal policy premium. The customer approval of the Policy Binder has a dual effect as it functions as the acceptance to the insurance policy itself and as acceptance of the services provided by the Company to procure and make effective the policy, for which the Company is then entitled to receive compensation. The customer has the unilateral right to cancel the contract until the effective date of the policy term.

The premium amount, as outlined in the Policy Binder for each policy term, is the primary driver of the Company’s commission, as the premium varies significantly for each consumer’s policy due to the unique characteristics of the consumer (e.g., location and use of the property, nature and quantity of the property, value of the property, number and demographics of persons covered by the policy, coverage limits desired by the consumer, selected coverage terms, etc.) while the commission rates (as outlined in the carrier agreement, commission schedule, or other carrier communications) are relatively similar across carriers for a specific product type due to market forces. The premium also varies from one policy term to the next given changes in the characteristics of the consumer and other risk and economic factors.

e.	Obligations to the consumer: the Company’s obligations to the consumer are to (1) solicit, negotiate, procure, and make effective a policy to meet the consumer’s needs; (2) make effective renewal policies by ensuring (a) the carrier offers a renewal policy that meets the consumer’s needs upon expiration of the previous policy term and (b) ensuring the consumer remits payment for the renewal term, without which the renewal term is not an effective policy/contract; and (3) re-shop the consumer’s policy across the Company’s network of carriers at the consumer’s request to evaluate if another policy better meets the consumer’s needs, or re-shop and replace the policy if the carrier does not renew the consumer’s policy. The Company maintains processes to monitor renewals and proactively assists consumers to avoid cancellations.

f.	Operational KPIs: the Company focuses on the end consumer in managing its business. It manages based on KPIs such as policies written per agent, policies per consumer account, client retention, and net promoter score

(NPS). These metrics do not focus on which carrier a policy is written with but rather on obtaining new customers and retaining existing customers within the Goosehead network (e.g., client retention is the percentage of clients that retain a policy through the Company regardless of whether the client policy remained with the same carrier).

Given that the Company (a) goes to market with a value proposition of assisting consumers in procuring and making effective a policy that best meets their needs, (b) has contracts with carriers that do not establish other substantive performance obligations for the Company or enforceable rights by the carriers, (c) has developed proprietary technologies and a common process to assist in identifying policy options across multiple carriers using a single set of consumer information, (d) contracts directly with the consumer and earns commissions that are paid from the premiums remitted to the carrier and primarily driven by the specific characteristics of each individual consumer’s policy (rather than the carrier selected), (e) assists the consumer in establishing and renewing policy coverage with a selected carrier or converting coverage to a new carrier, and (f) has operational KPI’s and management efforts focused on the consumer, the Company concluded its customer is the end consumer for purposes of identifying the contract in accordance with Step 1 of the ASC 606 model.

II.	Identifying the Contract with the Customer

The Company agrees to act as the agent of the consumer to identify, procure, and make effective a policy that meets the consumer’s needs. Upon placing a policy with the carrier as the consumer’s agent, the Company, the consumer, and the carrier enter into a three-party contract, the Policy Binder, with the consumer as the ultimate customer of the Company as outlined above. The Company also assists its customers with re-shopping their existing policy to place a new policy (and enter a new tripartite contract) with a new carrier and cancel the prior policy so as to meet the customers’ evolving needs amidst a rapidly changing insurance landscape.

For each policy placed, a Policy Binder is generated that outlines the key provisions of the agreement among the parties for that specific time period. Each policy term is subject to a unique Policy Binder that specifies the effective date of the policy, the period of coverage (i.e., the policy term), the coverages provided by the policy, the premiums to be paid by the consumer in exchange for the coverages during the policy term, and the agent of record.

The Company evaluated the criteria in ASC 606-10-25-1 and determined that each policy term is a separate contract with its customer:

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customer business practices) and are committed to performing their respective obligations.

When placing an insurance policy, a Policy Binder is generated that outlines the coverage to be provided, the terms and conditions governing the coverage, the time period of coverage (i.e., the policy term), the premium to be paid in exchange for the coverage, and the agent of record. The Company originally presents the Policy Binder to the customer, which includes the Company’s disclosure statement. The customer confirms acceptance of the Company’s services in placing the policy by signing the disclosure statement and other applicable documents within the Policy Binder and paying the policy premium. The customer approval of the Policy Binder has a dual effect as it functions as the acceptance to the insurance policy itself and as acceptance of the services provided by the Company to procure and make effective the policy, for which the Company is then entitled to receive compensation. The customer has the unilateral right to cancel the contract until the effective date of the policy.

At each renewal term, the insurance carrier generates a new Policy Binder for the insured. For the renewal term, the Company’s obligation is to ensure the customer’s policy successfully renews through (1) ensuring the carrier offers a renewal policy that meets the customer’s needs and (2) ensuring the customer promptly pays for the renewal policy to avoid a lapse in coverage and/or cancellation. Through customary business practice, the customer approves the renewal contract and accepts the Company’s services through payment of the renewal policy premium.

The customer maintains the unilateral right to cancel the renewal contract until the effective date of the renewal policy, at which point the insurance carrier begins providing insurance coverage for the renewal policy term and the Company is entitled to consideration for making effective the policy. As such, a contract is not in place for a renewal term until the consumer pays the renewal premium and the effective date of the renewal term has been reached.

In consideration of paragraph BC 186 of ASU 2014-09, in which the FASB and IASB clarified that “the transaction price should include only amounts (including variable amounts) to which the entity has rights under the present contract. For example, the transaction price does not include estimates of consideration from the future exercise of options for additional goods or services or from future change orders. Until the customer exercises the option or agrees to the change order, the entity does not have a right to consideration,” making no reference to the probability that those options will be exercised. As the Company’s customer retains the unilateral right to accept the renewal policy, the additional renewal terms are not treated as performance obligations until such time that the renewal policy is made effective through payment of the premium.

b.	The entity can identify each party’s rights regarding the goods or services to be transferred

The Company assists the consumer in assessing their insurance coverage needs and identifies an insurance policy that meets those needs. The rights associated with the insurance policy are outlined in the Policy Binder, which specifies the coverages to be provided, the terms and conditions governing the coverage, the effective date, the period of coverage, the premium to be paid in exchange for the coverage, and the agent of record. Additionally, the disclosure statement defines the Company’s performance obligation as “soliciting, negotiating, procuring, and making effective this insurance policy.”

At the end of each policy term, the carrier has the right to change the coverage amounts, the coverage inclusions/exclusions, the coverage limits, the term of coverage, and the premium, and in some circumstances can opt not to renew the policy. The carrier exercises these rights in consideration of demographic, geographical, regulatory, environmental, economic, loss event, and other factors. As such, the carrier generates a new Policy Binder for each renewal term that outlines the coverage to be provided, the terms and conditions governing the coverage, the period of coverage, and the premium to be paid in exchange for the coverage. The carrier does not have the right to remove or replace the agent of record or expand coverage to include new properties except at the direction of the Company.

Further, at the end of each policy term, the consumer has the unilateral right to not renew the policy, request changes to the coverage limits, procure coverage for new properties, re-shop the policy with other carriers, and terminate the brokerage relationship.

As such, the Company determined that each policy term is non-uniform, the rights of each term are established and agreed to at different points in time, and the customer controls the option to renew the policy, which indicate that each policy term is a separate contract.

c.	The entity can identify the payment terms for the goods or services to be transferred

As further discussed in Section I.d., the payment terms can be identified by the Company upon placement of the policy based on the Policy Binder, which includes the premium amount, and the carrier agreement, commission schedule, or other carrier communication, which includes the commission rate. The Policy Binder sets the premium amount, effective date, policy term, premium payment frequency, product type, coverage location, and other coverage characteristics relevant to determining the commission rate. The carrier agreement, commission schedule, or other carrier communications defines the commission rate that applies to the premium based on the coverage characteristics. Commission rates are largely driven based on market forces, which results in commission rates being relatively consistent amongst the carriers, particularly by product type. As such, the primary driver of the Company’s commission is the policy premium as outlined in the Policy Binder for each policy term. Therefore, the payment terms, including the amount and timing, are not reasonably estimable until placement of the policy for the current term. Further, the Policy Binder contains sufficient information to allow the Company to reasonably estimate the consideration to which it is entitled. This applies to each term of the policy on a standalone basis. Therefore, the amount of renewal commissions cannot be reasonably determined until that specific renewal term is reached, as premium amounts, among other factors, are not knowable until the carrier provides the terms of the renewal policy, and the customer reserves the unilateral right to renew or non-renew the policy. While the commission is not stated in the Policy Binder, which is consistent with customary industry practice, the customer acknowledges by signing the Policy Binder that it understands the Company is entitled to receive a commission from the premium payment for soliciting, negotiating, procuring, and making effective the policy. In consideration of paragraph BC187 of ASU 2014-09, in which the FASB and IASB clarified that “the amounts to which the entity has rights under the present contract can be paid by any party (that is, not only by the customer),” while the commissions are remitted to the Company by the carrier, the carrier effectively serves as a pass through from the customer to the Company.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract)

Each policy term results in (1) premiums paid by the consumer, (2) commissions paid to the Company based on a percentage of those premiums, and (3) insurance coverage provided by the carrier. The premiums, commissions, and insurance coverages may be unique for each policy term.

e.	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due.

Premiums are typically due up front for the consumer to obtain coverage. As such, collectability risk related to the initial policy term premium is low. Furthermore, the Company’s commission is set as a percentage of the premiums paid, the Company has an enforceable right to payment upon the policy effective date, and historically commissions have been paid timely and in full.

For renewal terms, premiums are typically due at or prior to the effective date of each renewal term for renew coverage to be effective. Renewal policies are subject to cancellation if the consumer does not pay the premium as outlined in the renewal Policy Binder. The customer may choose not to pay the renewal premium due to multiple factors including, but not limited to, the amount of or changes to the premium, changes to the coverage, and changes in the customer’s insurance needs, as the customer typically has multiple policy options from other carriers offering competitive alternatives. The Company assists the customer in identifying those policy options through a process similar to that used in procuring and making effective the initial term.

Given that (a) each policy term is distinctly approved and committed to by the contract participants and the customer reserves the unilateral right to not renew the policy, (b) the rights (including coverages and premiums) associated with each policy term differ and are outlined in a distinct Policy Binder at the beginning of each policy term, (c) the payment terms can differ for each policy term and are outlined in a distinct Policy Binder for each policy term, (d) each policy term has its own commercial substance evidenced by the transfer of premiums, commissions, and assumption of risk associated with each policy term and (e) the collectability of premiums and commissions can and should be distinctly assessed for each policy term, the Company has concluded that each policy term represents a distinct contract with the customer.

As each policy term is a separate contract, the Company evaluates each contract separately to identify the associated performance obligations. For this reason, and in relation to a given contract, the Company discloses that no performance obligation exists after the policy is bound. In future filings, the Company will clarify that no performance obligation exists for a specific policy term after the effective date of that policy.

With regard to the individual renewal policy terms, the Company’s performance obligation is to monitor each renewal term as the existing policy term nears expiration to ensure (1) the carrier provides a renewal policy that meets the customer’s needs and (2) the customer remits payment so that the customer maintains their desired insurance coverage and there are no lapses in coverage or cancellations of the policy. As applicable, the Company assists the customer with renewing and may assist the customer with re-shopping the policy across the Company’s network of carriers to determine if an alternative policy would better meet the customer’s needs and/or is more economical. The Company then either (a) makes effective the renewal policy (if the consumer desires to retain coverage with the same carrier) or (b) assists the consumer in procuring and making effective an alternative policy with a new carrier. Under either scenario, the revenue is recognized within renewal commissions as the customer relationship is retained, and likewise it is recognized as a retained client within the client retention KPI.

The Company considered whether the transaction price for the initial policy term should include variable consideration for future renewal commissions since the customer could choose to accept the renewal policy offered by the carrier each year with no changes to the policy coverage terms from those provided by the carrier in each renewal Policy Binder. However, the Company noted: (1) the customer can cancel its policy at any time or not renew any subsequent policy term without penalty, (2) the Company needs to maintain certain ongoing operational requirements to continue to be able to service its customers and complete its performance obligations for renewal policy terms (e.g., active agent licenses, robust network of carriers, proprietary comparison rater technology, monitoring of policy and payment status, etc.), and (3) the renewal commissions the Company receives on subsequent policy terms may be remitted by a different carrier if the customer chooses to re-shop the policy. As referenced in Section II.a. above and consistent with BC 186 of ASU 2014-09, the likelihood the customer will renew a policy, even when highly probable, should not be factored in concluding whether future performance obligations are included in the transaction price of the initial policy term when the customer option to exercise exists. Therefore, including variable consideration for estimated future renewal policy terms in the transaction price of the initial policy term would be inconsistent with the guidance in ASC 606-10-25-2, 55-43, and 55-342.

Furthermore, given each policy term is a separate contract, the Company notes that the transaction price is determined separately for each term and thus does not include variable consideration related to future renewal policy terms. In considering guidance in ASC 606-10-32-11 and 12, the Company considers and estimates the transaction price with regard to the current policy term. The Company estimates and constrains the transaction price due to potential changes to the commission that may arise from (1) changes to the policy premium resulting from coverage changes during the policy term and/or (2) cancellation of the policy by the consumer before the end of the current term. We further note that only the consumer possesses the right to cancel the policy for reasons other than for cause. In consideration of ASC 606-10-

32-12a, “the amount of consideration is highly susceptible to factors outside the entity’s influence,” the Company noted that the insured has the right to cancel the policy or change coverage within the policy term without the consent of the Company. As such, the Company estimates the impact of such changes and cancellations to the Company’s commission based on historical data. For example, the Company considers historical reductions in commissions due to policy cancellations during the current policy term. The Company then, when determined appropriate, constrains the transaction price accordingly such that it is probable there will not be a significant reversal of revenue previously recognized. The uncertainty regarding these events is resolved over the term of the policy; as such, the Company reassesses and adjusts the amount of constraint each reporting period through the end of the policy term.

The Company will update its revenue footnote disclosure as follows to further clarify that each policy term is a separate contract with its own performance obligations:

“The Company earns commissions, which are paid as a percentage of the policy premiums placed by the Company, by performing its obligation to identify, place, and make effective insurance coverage on behalf of its customer, the insured. The Company defines the term of the policy as the contractual period the policy provides insurance coverage to the insured, which is typically 1 year or less. Commissions earned for the placement of the initial policy term for a given insurance product are recorded as new business commissions. New business commissions are earned at a point in time on the effective date of the policy, which is when the customer’s unilateral right to cancel the policy without consideration expires, as the Company has no further performance obligations for the initial term once the policy is placed and made effective.

“After the initial policy term for a given insurance product, the Company earns renewal commissions by assisting the customer to make effective a renewal policy that satisfies the customer’s current insurance coverage needs. The Company performs this obligation by monitoring the customer’s policy to ensure a renewal is offered by the carrier and that the client promptly pays the premium. Alternatively, based on the needs of the customer, the Company may assist the customer to adjust coverage terms to satisfy its current insurance coverage needs, or the Company may assist the customer to re-shop the insurance coverage to identify, place, and make effective a policy that better meets those needs. Renewal commissions are earned at a point in time upon the effective date of the renewal policy term or upon the effective date of the replacement policy identified, placed, and made effective for the customer, which is when the customer’s unilateral right to non-renew the policy expires, as the Company has no further performance obligations for that renewal policy term.

“The transaction price for commissions revenue is set as an estimate of the variable consideration to be received for the current policy term. This estimate includes the fixed consideration due based on the contractual terms of the current policy and adjustments for estimates of modifications of the contractual terms of the current policy and/or termination of the policy before the end of the current term. This variable consideration is constrained to the extent that it is probable there will not be a significant reversal of revenue.”

3.	Please refer to prior comment 2. If true, please tell us how you determined renewal commissions should be fully constrained when determining the transaction price on the effective date a policy is placed into service. Please tell us how you considered the guidance in ASC 606-10-32-11 and 12 in your determination. Also tell us whether:

•	Any policies automatically renew,

•	A new policy is signed at each renewal, and

•	how you considered your disclosure on page 53 that renewal commissions are highly predictable, your disclosure on page 57 that client retention was 88% at December 31, 2022 and 89% at December 31, 2021 and disclosure on page 16 that you a 100% premium retention rate in 2022.

Response

The Company respectfully advises the Staff that it does not consider renewal commissions to be fully constrained. Rather, as outlined in response to question 2 above, the Company considers each policy term to be a separate contract with the customer with its own performance obligations. The Company also advises the Staff that:

•	Policy renewals are not automatic as insurance carriers consider multiple factors in determining whether to offer a renewal policy term, including demographic, geographical, regulatory, environmental, economic, loss event, and other factors. Additionally, the coverage amounts, coverage inclusions/exclusions, coverage limits, term of coverage, and the premium are also subject to change. Furthermore, the customer must remit payment before the renewal policy term is made effective and to prevent a lapse in coverage.

•	The customer signs a Policy Binder each time a policy is initially placed with a carrier. A new Policy Binder is generated at each renewal that outlines the terms of the renewal policy, including the Company as agent of record. The renewal Policy Binder does not typically require signature, except on limited occasions. In accordance with customary business practices, the customer accepts the renewal policy as outlined in the Policy Binder, as well as the Company’s services in making effective that policy, through payment of the policy premium.

•	The Company defines client retention as the percentage of all clients that had at least one policy in force twelve months prior to the date of measurement that still have at least one policy in force (with any carrier) at the date of measurement. Premium retention is defined as, for policies in force twelve months prior to the date of measurement, the current amount of premiums for those policies as a percentage of the amount of premiums in place for those policies twelve months ago. The Company considered that while the unique nature of individual insurance policies and customers makes it difficult to predict renewal revenues for an individual policy, across the large volume of policies within the Company’s portfolio and particularly given the Company’s steady client retention in aggregate, the overall movement of renewal commissions revenue in aggregate across the portfolio is predictable.

11. Stockholder's equity, page 86

4.	Please refer to prior comment 3. Please provide us your calculation of diluted EPS using the if-converted method for the years ended 2020, 2021 and 2022, so that we may better understand your accounting and diluted EPS calculation. Please include appropriate detail and commentary to allow us to understand each adjustment to the numerator and denominator.

Response

The Company acknowledges the Staff’s comment and advises the Staff that the Company has supplementally provided the Staff with annotated diluted EPS calculations for the years ended 2020, 2021, and 2022—please see the Appendix.

The Company also respectfully advises the Staff that the Company has two potentially dilutive securities: employee stock options and Class B common stock. The Company calculates the potential dilutive effect of stock options using the treasury stock method and notes that the stock options are not participating securities.

The Company also calculates the potential dilutive effect of redemptions of LLC Units in exchange for newly issued shares of Class A common stock and the corresponding cancellation of shares of Class B common stock under the if-converted method. The Company respectfully refers the Staff to its response to question 5 below for additional information on the if-converted method considerations.

5.	Please refer to prior comment 3. Based on your attribution of net income to noncontrolling interests (i.e., GF LLC unit holders) and Goosehead Insurance Inc. in your statement of operations, it appears that all tax expense (benefit) is attributed to

Class A common stockholders of Goosehead Insurance Inc. This appears to result in different diluted EPS under the if-converted method, assuming conversion of all GF LLC unit holders, with no attributed tax expense (benefit), to Class A shares, which has attributed tax expense (benefit). Please explain why this structure would not result in different diluted EPS.

Response

In response to the Staff’s comment, the Company respectfully submits the following clarification to the Company’s calculation of diluted EPS under the if-converted method. As an LLC, Goosehead Financial, LLC (“GF”) elected to be taxed as a partnership. Thus, GF’s income before taxes is not directly taxed for federal and state income tax purposes, except where subject to state entity-level taxes, but is passed through to the LLC members pro-rata based on the number of LLC Units held. Therefore, the Company generally incurs and records federal and state income tax expense only on the portion of income allocated to the controlling interest, while non-controlling interest members are taxed individually on their portion of the income attributable to the non-controlling interest. Where subject to state entity level taxes, the Company incurs and records tax expense related to 100% of GF’s income before taxes.

The redemption of one LLC Unit in exchange for one newly issued share of Class A common stock and the cancellation of one share of Class B common stock results in a pro-rata portion of the income attributed to the non-controlling interest then being allocated to the controlling interest. As LLC members participate equally in the income of GF, the redemption of LLC Units for shares of Class A common stock results in an equal pro-rata increase in the amount of income attributable to the Company.

The Company considered and analogized to the guidance in ASC 260-10-45-40(b) related to the calculation of diluted EPS for convertible debt securities under the if-converted method. Paragraph (b)(1) indicates that interest shall be added back to the numerator and (b)(3) indicates the numerator shall be adjusted for the income tax effect of (b)(1). In analogizing to (b)(1), the Company adds to the numerator the income allocated to the non-controlling interest. Then, in analogizing to (b)(3), the Company calculates the tax effect of the incremental income allocated to the controlling interest from (b)(1) and adjusts the numerator for that tax impact to arrive at final net income.

Given the equal pro-rata increase in the amount of earnings attributable to the Company upon conversion and the similarity in the underlying tax attributes of the controlling and non-controlling interests due to pro-rata allocation of the income, the if-converted method has not historically resulted in a dilutive effect on EPS.

The Company will revise its future filings to include the following language:

“Diluted EPS of Class A common stock is computed by dividing net income attributable to GSHD by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities. Diluted EPS was computed using the treasury stock method for stock options, which are not participating securities.

Shares of the Company’s Class B common stock do not share in the earnings or losses attributable to Goosehead Insurance, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of the Company’s Class B common stock are, however, considered potentially dilutive shares of Class A common stock because shares of Class B common stock, together with the related LLC Units, are exchangeable into shares of Class A common stock on a one-for-one basis. The Company has not included the effects of the conversion of Class B shares to Class A shares in the diluted EPS calculation below using the “if-converted” method, because doing so would have no impact on or would be anti-dilutive to diluted EPS.”

* * *

Please do not hesitate to contact me at (214) 838-5204 or mark.jonesjr@goosehead.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:

/s/ Mark Jones, Jr.

Mark Jones, Jr., Chief Financial Officer

cc:	John O’Connor, General Counsel

Goosehead Insurance, Inc.

Pedro J. Bermeo

Davis Polk & Wardwell LLP

APPENDIX

In thousands, except per share amounts	YTD 2022	YTD 2021	YTD 2020
Treasury Stock Method (as reported in Form 10-K)

Numerator:
Income before taxes	5,129	6,004	17,720
Less: income before taxes attributable to non-controlling interests[1]	2,065	2,893	9,468
Income before taxes attributable to GSHD	3,064	3,111	8,252
Less: income tax expense (benefit) attributable to GSHD	2,499	(2,292)	(1,035)
Net income attributable to GSHD	565	5,403	9,287

Denominator:
Weighted average outstanding class A common shares, basic	20,995	19,181	16,785
Effect of dilutive securities:
Stock options[2]	778	1,632	1,598
Total shares	21,773	20,813	18,383

Diluted EPS (Treasury Stock Method)	0.03	0.26	0.51

If-converted Method (hypothetical conversion of all Class B shares)

Numerator:
Income before taxes	5,129	6,004	17,720
Less: income before taxes attributable to non-controlling interests[3]	-	-	-
Income before taxes attributable to GSHD	5,129	6,004	17,720
Less: income tax expense (benefit) attributable to GSHD[4]	2,773	(5,131)	(2,023)
Net income attributable to GSHD[5]	2,356	11,135	19,743

Denominator:
Weighted average outstanding class A common shares, basic	20,995	19,181	16,785
Effect of dilutive securities:
Weighted average outstanding class B shares, diluted[6]	16,241	17,699	19,717
Stock options[2]	778	1,632	1,598
Total shares	38,014	38,512	38,100

Diluted EPS (If-converted Method)	0.06	0.29	0.52

Difference between Treasury Stock and If-converted Methods	(0.04)	(0.03)	(0.01)
Dilutive / (Anti-dilutive)	Anti-dilutive	Anti-dilutive	Anti-dilutive

1Income and expenses generated by GF are allocated amongst GSHD and the Pre-IPO LLC Members based on the weighted-average number of LLC Units outstanding during the period

2The Company issues stock options and evaluates each issuance for its potential dilutive effect using the treasury stock method

3Under the If-converted Method, no income or expense is allocated to the Pre-IPO LLC Members due to the assumed redemption of all remaining LLC Units in exchange for newly-issued shares of Class A common stock (the "hypothetical conversion of all Class B shares") resulting in GSHD holding 100% of the LLC Units

4Income tax expense (benefit) has been recalculated based on the hypothetical conversation of all Class B shares. Note that an increase or decrease in income and expenses allocated to GSHD results in corresponding changes to federal, state, and local current and deferred income taxes that wouldn't otherwise be attributable to GSHD. All relevant aspects of the tax provision have been individually recalculated assuming the hypothetical changes in ownership

5Net income assuming the hypothetical conversion of all Class B shares and the related effect on the income tax expense (benefit)

6Weighted average outstanding Class B shares are assumed to be converted to Class A shares under the If-converted Method